Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
Commission File No.: 1-33488
This filing, which includes employee Q&A, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

[Employee Q&As to be distributed to Leadership Council on December 17, 2010 — For verbal use only at this time]
BMO acquisition of M&I — Employee Q&A
On Friday, December 17, 2010, BMO Financial Group and Marshall & Ilsley Corporation (M&I) announced that they have signed a definitive agreement for BMO to acquire M&I. The transaction is subject to customary closing conditions, including regulatory approvals and approvals from shareholders of M&I.
1.	Why are we making this acquisition?
•	It aligns with BMO’s stated objective of expanding its North American banking business in the U.S.
•	It transforms BMO’s competitive position in the U.S. Midwest by bringing together highly complementary businesses that align well with BMO’s retail, commercial, and asset/wealth management businesses in the U.S.
•	It increases our scale and provides strong entry into other attractive markets, including Minnesota, Missouri, and Kansas, and expansion in Indiana and Wisconsin.
2.	When will this acquisition close?
•	The transaction has been approved by the BMO and M&I Boards of Directors, and is expected to close prior to July 31, 2011.
3.	What will the combined operations be named?
•	Prior to close, it will remain business as usual — Harris will remain Harris and M&I will remain M&I. Each will continue to operate under their own names.
•	Over the next several months, we’ll look carefully at how best to present our combined operations after the closing of the acquisition in the context of BMO’s longer term goals in the U.S. and to meet customer expectations.

4.	Will there be branch closures and job cuts?
•	Growth brings opportunities, which is good news overall for employees of Harris and M&I. Geographic overlap between the two banks is limited but having discipline in the way we operate means limiting duplicate roles and functions. Following the closing, we will work to reach the right decisions to move the combined organizations forward.
5.	Where will the headquarters be located?
•	Upon closing, BMO’s combined U.S. operations will have its headquarters in Chicago. But we will retain with a major presence maintained in Milwaukee.
6.	Who is going to lead the combined operations?
•	Upon closing, Mark Furlong, who is currently Chairman, President and CEO of M&I, will become CEO of the combined U.S. Personal and Commercial banking business, based in Chicago. He will report to Mr. Downe and will join BMO’s Management Committee.
•	Also, upon closing, Ellen Costello will be CEO of Harris Financial Corp. and U.S. Country Head for BMO with governance oversight for all U.S. operations. She will report to Mr. Downe and will be a member of BMO’s Management Committee.
7.	Have any decisions been made regarding the make-up of the senior leadership team?
•	We are currently working through the structure of the combined entity.
•	Both organizations have very strong management teams and we will use the time prior to close to undertake a thorough assessment of the management structure that will work best for the combined entity.
8.	When will decisions be made with regards to the future staffing model?
•	The combined U.S. banking operations will bring together the best people and resources to create a strong team to lead the business forward. The integration team will be led by Mr. Furlong, in partnership with Ms Costello, and will focus on disciplined execution of the companies’ plans.
•	The staffing model decisions will be made by the time we close the deal.

9.	How do the two cultures compare?
•	M&I is an excellent strategic, financial, and cultural fit with BMO. We describe our principles in similar terms, we see our commitment to the customer and to the community in similar terms, and we expect there will be a good fit between the two organizations as the combined entity takes shape.
10.	How will customers be impacted?
•	Over the next several months, nothing will change; it will be business as usual for customers while we work through our integration plans leading up to deal close.
•	A key focus of our integration efforts will be to effect a seamless transition and to communicate regularly with our customers throughout the process. Making each M&I Bank customer feel welcome will be a high priority as we work together to build upon both Harris’ and M&I’s reputation for exemplary service.
•	After closing, over time, customers will gain access to new products and services, as the best of each bank is made available through the combined operation.
Caution regarding forward looking statements
This filing, which includes employee Q&A, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of

M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
Additional information for shareholders
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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